Filed by Lockheed Martin Corporation

and Abacus Innovations Corporation

Pursuant to Rule 425 under the Securities Act of 1933,

as amended, and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: Lockheed Martin Corporation

Commission File No.: 001- 11437

Abacus Innovations Corporation

Commission File No. 333-210797

The following is a press release issued by Lockheed Martin Corporation on July 29, 2016.

News Release

Lockheed Martin Files Form 8-K with Second Quarter Stand-alone Financials for

Information Systems & Global Solutions Business

BETHESDA, Md., July 29, 2016 – Lockheed Martin (NYSE: LMT) today filed a current report on Form 8-K with the Securities and Exchange Commission to provide unaudited stand-alone financial statements of the Information Systems & Global Solutions business as of June 26, 2016 and for the six months ended June 26, 2016 and June 28, 2015. The information in the Form 8-K will be incorporated by reference into the registration statement on Form S-4 and Form S-1 filed by Lockheed Martin’s subsidiary Abacus Innovations Corporation and the Registration Statement on Form S-4 filed by Leidos Holdings, Inc., (Leidos) that were declared effective on July 11, 2016, in connection with the exchange offer that Lockheed Martin commenced on July 11.

Later today, Leidos intends to file its second quarter financial statements with the SEC in its quarterly report on Form 10-Q and intends to also file a current report on Form 8-K including the information in Lockheed Martin’s Form 8-K as well as updated pro forma financial information and additional financial information. This information will also be incorporated by reference into the Abacus and Leidos registration statements declared effective on July 11.

About Lockheed Martin

Headquartered in Bethesda, Maryland, Lockheed Martin is a global security and aerospace company that employs approximately 125,000 people worldwide and is principally engaged in the research, design, development, manufacture, integration and sustainment of advanced technology systems, products and services.

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Media Contact:

Maureen Schumann, +1 202-754-0520; Maureen.a.schumann@lmco.com

For more information about the exchange offer, please contact the information agent, Georgeson LLC.

Georgeson LLC

(866) 482-4931

LockheedMartinExchange@georgeson.com

Cautionary Statement Regarding Forward Looking Statements

The forward looking statements contained in this document involve risks and uncertainties that may affect Lockheed Martin’s and Leidos’ operations, markets, products, services, prices and other factors as discussed in filings with the SEC. These risks and uncertainties include, but are not limited to, economic, competitive, legal, governmental and technological factors. Accordingly, there is no assurance that the expectations of either company will be realized. This document also contains statements about Lockheed Martin’s agreement to separate a substantial portion of its government information technology infrastructure services business and its technical services business, which have been realigned in the IS&GS business segment, and combine this business with Leidos in a Reverse Morris Trust transaction (the “Transaction”). Many factors could cause actual results to differ materially from these forward-looking statements with respect to the Transaction, including risks relating to the completion of the Transaction on anticipated terms and timing, including obtaining stockholder and regulatory approvals, anticipated tax treatment, the dependency of any split-off transaction on market conditions and the value to be received in any split-off transaction, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations, Leidos’ ability to integrate the businesses successfully and to achieve anticipated synergies, and the risk that disruptions from the Transaction will harm Lockheed Martin’s or Leidos’ business. While the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on Lockheed Martin’s or Leidos’ consolidated financial condition, results of operations or liquidity. For a discussion identifying additional important factors that could cause actual results to vary materially from those anticipated in the forward-looking statements, see Lockheed Martin’s and Leidos’ filings with the SEC, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Risk Factors” in Lockheed Martin’s annual report on Form 10-K for the year ended December 31, 2015 and in Leidos’ transition report on Form 10-K for the 11-month period ended January 1, 2016 and quarterly reports on Form 10-Q which are available on the respective companies’ websites at http://www.leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin) and at the SEC’s website at http://www.sec.gov. Neither Lockheed Martin nor Leidos assumes any obligation to provide revisions or updates to any forward-looking statements should circumstances change, except as otherwise required by securities and other applicable laws.

Additional Information and Where to Find It

In connection with the proposed transaction, Abacus Innovations Corporation, a wholly-owned subsidiary of Lockheed Martin created for the transaction (“Abacus”), has filed with the SEC a registration statement on Form S-4 and Form S-1 containing a prospectus and Leidos has filed with the SEC a proxy statement on Schedule 14A and a registration statement on Form S-4 containing a prospectus. Lockheed Martin has filed a Tender Offer Statement on Schedule TO which more fully describes the terms and conditions of the exchange offer. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE REGISTRATION STATEMENTS/PROSPECTUSES AND PROXY STATEMENT AND ANY AMENDMENTS WHEN THEY BECOME AVAILABLE AS WELL AS ANY OTHER RELEVANT DOCUMENTS, INCLUDING FILINGS WITH THE SEC INCORPORATED INTO THE REGISTRATION STATEMENTS/PROSPECTUSES, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PARTIES AND THE PROPOSED TRANSACTION. Investors and security holders may obtain a free copy of the prospectuses and proxy statement and other documents filed with the SEC by Lockheed Martin, Abacus and Leidos at the SEC’s website at http://www.sec.gov. Free copies of these documents and each of the companies’ other filings with the SEC also may be obtained from the respective companies’ websites at http://www.leidos.com (Leidos) and http://www.lockheedmartin.com (Lockheed Martin).

This communication is not a solicitation of a proxy from any investor or security holder. However, Leidos, Lockheed Martin, and certain of their respective directors, executive officers and other members of management and employees, may be deemed to be participants in the solicitation of proxies from stockholders of Leidos in respect of the proposed transaction under the rules of the SEC. Information regarding Leidos’ directors and executive officers is available in Leidos’ transition report on Form 10-K filed with the SEC on February 26, 2016 and in its proxy statement for its annual meeting of stockholders filed on July 7, 2016. Information regarding Lockheed Martin’s directors and executive officers is available in Lockheed Martin’s 2015 annual report on Form 10-K filed with the SEC on February 24, 2016, and in its definitive proxy statement for its annual meeting of stockholders filed on March 11, 2016. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statements, prospectuses and proxy statement and other relevant materials to be filed with the SEC when they become available.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.